FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Furnished Pursuant to Rule 13a - 16 or 15d - 16 of the

Securities Exchange Act of 1934

For the period ending 19 March 2003

BRITISH AIRWAYS Plc

Waterside HBA3, PO Box 365, Harmondsworth UB7 0GB

CONTENTS

1.        Announcement re easyjet decides not to exercise option to buy dba     18 March 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BRITISH AIRWAYS Plc

Date:    19 March 2003
            Sarah BillingtonManager Shareholder Services

EASYJET DECIDES NOT TO EXERCISE OPTION TO BUY DBA

British Airways today (18th March, 2003) confirmed that easyJet had notified the airline that it will not exercise the option to buy its German subsidiary, dba (formally Deutsche BA).

Roger Maynard, chairman of dba and British Airways’ director of investments and alliances, said: "While this is disappointing news, these are clearly very difficult times for the airline industry. However, we have gained significant benefits in the last few months. easyJet has paid us &~163;6.1 million (8.9 million euros) for the purchase option.

"We will continue to work towards the long term future of dba and it’s business as usual for customers and staff. We have no plans to close the airline and will continue to develop it as a no-frills carrier. Once some stability returns to the world aviation market and the German economy recovers, we are confident that dba, with its lower cost base and significant market share on the routes it operates, will be a viable and profitable force in the German market whether as part of British Airways or in partnership with others.

"Now that easyJet will not be buying dba we are free to pursue any approaches being made by other interested parties".